As filed with the Securities and Exchange Commission on July 27, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST CALIFORNIA FINANCIAL GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6022	38-3737811
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3027 Townsgate Road, Suite 300

Westlake Village, California 91361

(805) 322-9655

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Romolo Santarosa

Chief Financial Officer

First California Financial Group, Inc.

3027 Townsgate Road, Suite 300

Westlake Village, California 91361

(805) 322-9655

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregg A. Noel, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000 (213) 687-5600 – Facsimile	Patrick S. Brown, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067-1725 (310) 712-6600 (310) 712-8800 – Facsimile

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, par value $0.01 per share	$34,500,000	$1,926

(1)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JULY 27, 2009

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

             Shares

Common Stock

We are offering              shares of our common stock, par value $0.01 per share. Our common stock is traded on the NASDAQ Global Market under the symbol “FCAL.” On July 24, 2009, the last reported sale price of our common stock on the NASDAQ Global Market was $5.91 per share.

These shares of common stock are not savings accounts, deposits, or other obligations of our bank subsidiary or any of our non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to First California Financial Group, Inc. (before expenses)	$	$

The underwriters also may purchase up to an additional              shares of our common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about                     , 2009.

Keefe, Bruyette & Woods

The date of this prospectus is                     , 2009.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain certain forward-looking statements about the financial condition, results of operations and business of the Company. These statements may include statements regarding the projected performance of the Company for the period following the completion of the offering. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “will,” “plans” or similar words or expressions. These forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following possibilities:

•	revenues are lower than expected;

•	credit quality deterioration which could cause an increase in the provision for credit losses;

•	competitive pressure among depository institutions increases significantly;

•	changes in consumer spending, borrowings and savings habits;

•	our ability to successfully integrate acquired entities or to achieve expected synergies and operating efficiencies within expected time-frames or at all;

•	technological changes;

•	the cost of additional capital is more than expected;

•	a change in the interest rate environment reduces interest margins;

•	asset/liability repricing risks and liquidity risks;

•	general economic conditions, particularly those affecting real estate values, either nationally or in the market areas in which we do or anticipate doing business, are less favorable than expected;

•	a slowdown in construction activity;

•	the effects of and changes in monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board;

•	recent volatility in the credit or equity markets and its effect on the general economy;

•	demand for the products or services of First California and the Bank, as well as their ability to attract and retain qualified people;

•	the costs and effects of legal, accounting and regulatory developments; and

•	regulatory approvals for acquisitions cannot be obtained on the terms expected or on the anticipated schedule.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stockholder values of the Company following the offering may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Accordingly, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

i

We urge investors to review carefully the section of this prospectus entitled “Risk Factors” in evaluating the forward-looking statements contained in this prospectus. Forward-looking statements speak only as of the date on which such statements were made. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. First California Financial Group, Inc.’s business, financial condition, results of operations and prospects may have changed since such dates.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “First California Financial Group, Inc.,” “First California,” the “Company,” “we,” “us,” “our,” or similar references, mean First California Financial Group, Inc. References to “First California Bank” or the “Bank” mean our wholly owned banking subsidiary. References to the “mergers” mean the merger of National Mercantile Bancorp with and into First California and the merger of FCB Bancorp with and into First California, collectively.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The internet address of the SEC’s website is www.sec.gov. Such reports and other information concerning First California can also be inspected at the offices of First California at 3027 Townsgate Road, Suite 300, Westlake Village, California 91361 and can also be retrieved by accessing our website (www.fcalgroup.com). Information on our website is not part of this prospectus.

This prospectus, which is a part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act of 1933, as amended, or the Securities Act, omits certain information set forth in the registration statement. Accordingly, for further information, you should refer to the registration statement and its exhibits on file with the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement.

The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008;

•	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 30, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009; and

•	Our Current Reports on Form 8-K filed with the SEC on January 28, 2009, May 20, 2009, May 29, 2009 and June 17, 2009.

We will provide each person to whom this prospectus is delivered, including any beneficial owner of our shares, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus, upon written or oral request at no cost, by writing or telephoning us at the address set forth below.

First California Financial Group, Inc.

Attention: Corporate Secretary

3027 Townsgate Road, Suite 300

Westlake Village, California 91361

(805) 322-9655

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the common stock. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether an investment in the common stock is appropriate for you.

About First California Financial Group, Inc.

First California is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. First California’s primary function is to coordinate the general policies and activities of its bank subsidiary, First California Bank, as well as to consider from time to time other legally available investment opportunities.

First California was incorporated under the laws of the State of Delaware on June 7, 2006. The Company was formed as a wholly owned subsidiary of National Mercantile Bancorp, a California corporation, or National Mercantile, for the purposes of facilitating the merger of National Mercantile and FCB Bancorp, a California corporation, or FCB. On March 12, 2007, National Mercantile merged with and into First California, and immediately thereafter, FCB merged with and into First California. As a result of the mergers, the separate corporate existence of National Mercantile and FCB ceased, and First California succeeded, and assumed all the rights and obligations of, National Mercantile, whose principal assets were the capital stock of two bank subsidiaries, Mercantile National Bank and South Bay Bank, N.A., and the rights and obligations of FCB, whose principal assets were the capital stock of First California Bank. On June 18, 2007, First California integrated its bank subsidiaries into First California Bank.

First California Bank is a full-service commercial bank headquartered in Westlake Village, California. First California Bank is chartered under the laws of the State of California and is subject to supervision by the California Commissioner of Financial Institutions. The Federal Deposit Insurance Corporation, or FDIC, insures its deposits up to the maximum legal limit.

At March 31, 2009, we had total consolidated assets of $1.5 billion, loans of $886.4 million, deposits of $1.1 billion, and shareholders’ equity of $158.2 million.

Our common stock is traded on the NASDAQ Global Market under the ticker symbol “FCAL.” Our principal executive offices are located at 3027 Townsgate Road, Suite 300, Westlake Village, California 91361. Our telephone number is (805) 322-9655.

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page 5 of this prospectus, as well as other information included or incorporated by reference into this prospectus, including our financial statements and the notes thereto, before making an investment decision.

The Offering

The following summary of the offering contains basic information about the offering and the common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock, please refer to the section of this prospectus entitled “Description of Capital Stock.”

Issuer	First California Financial Group, Inc.

Common stock offered	shares of common stock, par value $0.01 per share.

Over-allotment option	We have granted the underwriters an option to purchase up to an additional shares of common stock within 30 days of the date of this prospectus in order to cover over-allotments, if any.

Common stock outstanding after this offering	shares of common stock.(1)(2)

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, and we may contribute some portion of the net proceeds to the capital of the Bank, which would use such amount for its general corporate purposes.

Market and trading symbol for the common stock	Our common stock is listed and traded on the NASDAQ Global Market under the symbol “FCAL.”

(1)	The number of shares of common stock outstanding immediately after the closing of this offering is based on 11,633,289 shares of common stock outstanding as of June 26, 2009.

(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus excludes shares issuable pursuant to the exercise of the underwriters’ over-allotment option, 1,298,825 shares of common stock issuable under our stock compensation plans, 599,042 shares of common stock issuable upon the exercise of the warrant held by the U.S. Treasury and 291,638 shares of common stock issuable upon the conversion of the Series A Preferred Stock.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our consolidated statement of operations data for the three months ended March 31, 2009 and 2008 and for the years ended December 31, 2008 and 2007 and our consolidated balance sheet and other data as of March 31, 2009 and as of December 31, 2008 and 2007.

The summary consolidated statement of operations data for the years ended December 31, 2008 and 2007, and the summary consolidated balance sheet data as of December 31, 2008 and 2007, have been derived from our audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference in this prospectus.

The summary consolidated statement of operations data for the three months ended March 31, 2009 and 2008, and the summary consolidated balance sheet data as of March 31, 2009, have been derived from our unaudited condensed consolidated financial statements contained in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, which is incorporated by reference in this prospectus. In the opinion of management, the unaudited condensed consolidated financial information for the interim periods presented include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. Historical results are not necessarily indicative of future results and the interim results are not necessarily indicative of our expected results for the full fiscal year.

You should read the following summary financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which are incorporated by reference in this prospectus.

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2009	2008	2008	2007
	(Unaudited)
	(Amounts and numbers in thousands except share and per share amounts)
Statement of Operations Data:
Interest Income	$16,079	$16,905	$63,235	$65,750
Interest Expense	5,409	6,642	22,453	25,506
Net Interest Income	10,670	10,263	40,782	40,244
Provision for Loan Losses	5,069	450	1,150	—
Non-interest Income	1,915	2,158	5,381	8,047
Non-interest Expenses	10,777	8,375	35,105	37,045

Income (Loss) Before Provision for Income Taxes	(3,261)	3,596	9,908	11,246
Provision (Benefit) for Income Taxes	(1,383)	1,407	3,542	4,158

Net Income (Loss)	$(1,878)	$2,189	$6,366	$7,088

Less Preferred Stock Dividend Declared	(194)	—	—	—

Net Income (Loss) Available to Common Shareholders	$(2,072)	$2,189	$6,366	$7,088

Basic Earnings (Loss) Per Common Share	$(0.18)	$0.19	$0.56	$0.68

Diluted Earnings (Loss) Per Common Share	$(0.18)	$0.19	$0.54	$0.66

Weighted Average Common Shares
Basic	11,527,628	11,484,749	11,457,231	10,467,619
Diluted	11,527,628	11,757,532	11,844,049	10,731,694

	As of March 31,	As of December 31,
	2009	2008	2007
	(Unaudited)
	(Amounts and numbers in thousands except ratios)
Balance Sheet Data:
Total Assets	$1,458,841	$1,178,045	$1,108,842
Securities Available-for-Sale, at Fair Value	271,743	202,462	231,095
Loans Held-for-Sale	31,309	31,401	11,454
Loans, Net	886,448	780,373	738,351
Total Deposits	1,103,578	817,595	761,080
Federal Home Loan Bank Advances	117,500	122,000	123,901
Junior Subordinated Debentures	26,713	26,701	26,648
Total Shareholders’ Equity	158,181	158,923	136,867
Equity-to-Assets Ratio(1)	10.84%	13.49%	12.34%
Financial Performance:
Net Income (Loss) to Beginning Equity	(1.18)%	4.65%	15.73%
Net Income (Loss) to Average Equity (ROAE)	(4.76)%	4.59%	6.98%
Net Income (Loss) to Average Assets (ROAA)	(0.55)%	0.56%	0.75%
Net Interest Margin (TE)(2)	3.60%	4.08%	4.64%
Efficiency Ratio(3)	87.30%	73.45%	63.18%
Credit Quality:
Allowance for Loan Losses	$11,275	$8,048	$7,828
Allowance/Total Loans	1.26%	1.02%	1.05%
Total Non-Accrual Loans	$8,380	$8,475	$5,720
Non-Accrual Loans/Average Loans	0.96%	1.08%	0.84%
Net Charge-offs	$1,842	$930	$466
Net Charge-offs/Average Loans	0.84%	0.12%	0.07%
Regulatory Capital Ratios
For the Company:
Total Capital to Risk Weighted Assets	12.73%	16.62%	13.35%
Tier 1 Capital to Risk Weighted Assets	11.64%	15.70%	12.43%
Tier 1 Capital to Average Assets	9.29%	12.77%	10.42%
For the Bank:
Total Capital to Risk Weighted Assets	11.56%	12.27%	11.98%
Tier 1 Capital to Risk Weighted Assets	10.47%	11.35%	11.05%
Tier 1 Capital to Average Assets	8.36%	9.26%	9.24%

(1)	Total shareholders’ equity divided by total assets.

(2)	Net interest income (TE) divided by total average earning assets.

(3)	Non-interest expense, excluding amortization of intangibles, divided by the sum of net interest income and non-interest income (excluding gains or losses from securities transactions).

RISK FACTORS

An investment in our common stock involves certain risks. Before making an investment decision, you should read carefully and consider the risk factors below relating to this offering. You should also refer to other information contained in or incorporated by reference in this prospectus, including our financial statements and the related notes incorporated by reference herein. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations.

Risks Related to Recent Economic Conditions and Governmental Response Efforts

Our business has been and may continue to be adversely affected by current conditions in the financial markets and economic conditions generally.

The global, U.S. and California economies are experiencing significantly reduced business activity and consumer spending as a result of, among other factors, disruptions in the capital and credit markets during the past year. Dramatic declines in the housing market during the past year, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. A sustained weakness or weakening in business and economic conditions generally or specifically in the principal markets in which we do business could have one or more of the following adverse effects on our business:

•	a decrease in the demand for loans or other products and services offered by us;

•	a decrease in the value of our loans or other assets secured by consumer or commercial real estate;

•	a decrease to deposit balances due to overall reductions in the accounts of customers;

•	an impairment of certain intangible assets or investment securities;

•	a decreased ability to raise additional capital on terms acceptable to us or at all; or

•

an increase in the number of borrowers who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us. An increase in the number of delinquencies, bankruptcies or defaults could result in a higher level of nonperforming assets, net charge-offs and provision for credit losses, which would reduce our earnings.

Until conditions improve, we expect our business, financial condition and results of operations to be adversely affected.

Recent and future legislation and regulatory initiatives to address current market and economic conditions may not achieve their intended objectives, including stabilizing the U.S. banking system or reviving the overall economy.

Recent and future legislative and regulatory initiatives to address current market and economic conditions, such as the Emergency Economic Stabilization Act of 2008, or EESA, or the American Recovery and Reinvestment Act of 2009, or ARRA, may not achieve their intended objectives, including stabilizing the U.S. banking system or reviving the overall economy. EESA was enacted in October 2008 to restore confidence and stabilize the volatility in the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. Treasury and banking regulators have implemented, and likely will continue to implement, various other programs under this legislation to address capital and liquidity issues in the banking system, including the Troubled Asset Relief Program, or TARP, the Capital Purchase Program, or CPP, President Obama’s Financial Stability Plan announced in February 2009, the ARRA and the FDIC’s Temporary Liquidity Guaranty Program, or TLGP. There can be no assurance as to the actual impact that any of the recent, or future, legislative and regulatory initiatives will have on the financial markets and the overall economy. Any failure of these initiatives to help stabilize or improve the financial markets and the economy, and a continuation or worsening of current financial market and economic conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than a year. The volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Additional requirements under our regulatory framework, especially those imposed under ARRA, EESA or other legislation intended to strengthen the U.S. financial system, could adversely affect us.

Recent government efforts to strengthen the U.S. financial system, including the implementation of ARRA, EESA, the TLGP and special assessments imposed by the FDIC, subject participants to additional regulatory fees and requirements, including corporate governance requirements, executive compensation restrictions, restrictions on declaring or paying dividends, restrictions on share repurchases, limits on executive compensation tax deductions and prohibitions against golden parachute payments. These requirements, and any other requirements that may be subsequently imposed, may have a material and adverse affect on our business, financial condition, and results of operations.

Risks Related to Our Business

Our growth presents certain risks, including a possible decline in credit quality or capital adequacy.

The asset growth experienced by National Mercantile and FCB in the years prior to the mergers and by First California after the mergers presents certain risks. While we believe we have maintained good credit quality notwithstanding such growth, rapid growth is frequently associated with a decline in credit quality. Accordingly, continued asset growth could lead to a decline in credit quality in the future. In addition, continued asset growth could cause a decline in capital adequacy for regulatory purposes, which could in turn cause us to have to raise additional capital in the future to maintain or regain “well capitalized” status as defined under applicable banking regulations.

Our performance and growth are dependent on maintaining a high quality of service for our customers, and will be impaired by a decline in our quality of service.

Our growth will be dependent on maintaining a high quality of service for customers of First California. As a result of the mergers and the corresponding growth, it may become increasingly difficult to maintain high service quality for our customers. This could cause a decline in our performance and growth with respect to net income, deposits, assets and other benchmarks.

The fair value of our investment securities can fluctuate due to market conditions out of our control.

Our investment securities portfolio is comprised mainly of U.S. government agency mortgage-backed securities, U.S. government agency and private-label collateralized mortgage obligations and municipal securities. At March 31, 2009, gross unrealized losses on our investment portfolio were $19.0 million. The majority of unrealized losses at March 31, 2009 were related to a type of mortgage-backed security also known as private-label collateralized mortgage obligations. As of March 31, 2009, the fair value of these securities were $39.9 million, representing 14 percent of our securities portfolio. We also own one pooled trust preferred security, rated triple-A at purchase, with an amortized cost basis of $4.9 million and an unrealized loss of $2.6 million at March 31, 2009. This unrealized loss is primarily caused by a severe disruption in the market for these securities.

Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include but are not limited to rating agency downgrades of the securities, defaults by the issuer or with respect to the underlying securities, changes in market interest rates and continued instability in the credit markets. Any of these mentioned factors could cause an other-than-temporary impairment in future periods and result in a realized loss.

If borrowers and guarantors fail to perform as required by the terms of their loans, we will sustain losses.

A significant source of risk for First California arises from the possibility that losses will be sustained if our borrowers and guarantors fail to perform in accordance with the terms of their loans and guaranties. This risk increases when the economy is weak. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for loan losses, that we believe are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations.

Our allowance for loan losses may not be adequate to cover actual losses.

In accordance with accounting principles generally accepted in the United States, we maintain an allowance for loan losses to provide for probable loan and lease losses. Our allowance for loan losses may not be adequate to cover actual loan and lease losses, and future provisions for credit losses could materially and adversely affect our operating results. Our allowance for loan losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. While we believe that our allowance for loan losses is adequate to cover probable losses, it is possible that we will further increase the allowance for loan losses or that regulators will require increases. Either of these occurrences could materially and negatively affect our earnings.

The banking business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

Changes in the interest rate environment may reduce our profits. It is expected that we will continue to realize income from the differential between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest margin is affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. We may not be able to minimize our interest rate risk. In addition, while an increase in the general level of interest rates may increase our net interest margin and loan yield, it may adversely affect the ability of certain borrowers with variable rate loans to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest margin, asset quality, loan origination volume and overall profitability.

We face strong competition from financial services companies and other companies that offer banking services which could negatively affect our business.

We conduct our banking operations primarily in Los Angeles, Orange, Riverside, San Bernardino, San Diego and Ventura counties, California. Increased competition in these markets may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the same banking services that we offer in our service areas. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including without limitation, savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and ATMs and conduct extensive promotional and advertising campaigns.

Additionally, banks and other financial institutions with larger capitalizations and financial intermediaries not subject to bank regulatory restrictions have larger lending limits than we have and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, and range and quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services. We also face competition from out-of-state financial intermediaries that have opened low-end production offices or that solicit deposits in our market areas. If we are unable to attract and retain banking customers, we may be unable to continue to grow our loan and deposit portfolios and our results of operations and financial condition may otherwise be adversely affected.

We may incur impairments to goodwill.

We assess goodwill for impairment on an annual basis or at interim periods if an event occurs or circumstances change which may indicate a change in the implied fair value of the goodwill. Impairment exists when the carrying amount of goodwill exceeds its implied fair value. It is our practice to perform the annual impairment assessment at the end of our fiscal year and to use independent data to assist us in determining the fair value of the Company and in determining appropriate market factors to be used in the fair value calculations. At December 31, 2008 the annual assessment resulted in the conclusion that goodwill was not impaired. At March 31, 2009, because of our net loss for the first quarter of 2009, an interim assessment was performed and resulted in the conclusion that goodwill was not impaired. A significant decline in our stock price, a significant decline in our expected future cash flows, a significant adverse change in the business climate or slower growth rates could result in impairment of our goodwill. If we were to conclude that a future write-down of our goodwill is necessary, then we would record the appropriate non-cash charge, which could have an adverse effect on our operating results and financial position.

Changes in economic conditions, in particular an economic slowdown in Southern California, could materially and negatively affect our business.

Our business is directly impacted by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond our control. A deterioration in economic conditions, whether caused by national or local concerns, in particular an economic slowdown in Southern California, could result in the following consequences, any of which could hurt our business materially: loan delinquencies may increase; problem assets and foreclosures may increase; demand for our products and services may decrease; low cost or noninterest bearing deposits may decrease; and collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with our existing loans. The State of California and certain local governments in our market area continue to face fiscal challenges upon which the long-term impact on the State’s or the local economy cannot be predicted.

A portion of the Company’s loan portfolio consists of construction and land development loans in Southern California, which have greater risks than loans secured by completed real properties.

At March 31, 2009, First California had outstanding construction and land development loans in Southern California in the amount of approximately $121.3 million, representing 14% of its loan portfolio. These types of loans generally have greater risks than loans on completed homes, multifamily properties and commercial properties. A construction loan generally does not cover the full amount of the construction costs, so the borrower must have adequate funds to pay for the balance of the project. Price increases, delays and unanticipated difficulties can materially increase these costs. Further, even if completed, there is no assurance that the borrower will be able to sell the project on a timely or profitable basis, as these are closely related to real estate market conditions, which can fluctuate substantially between the start and completion of the project. If the borrower defaults prior to completion of the project, the value of the project will likely be less than the outstanding loan, and we could be required to complete construction with our own funds to minimize losses on the project.

Further disruptions in the real estate market could materially and negatively affect our business.

There has been a slow-down in the real estate market due to negative economic trends and credit market disruption, the impacts of which are not yet completely known or quantified. At March 31, 2009, approximately 72% of our loans are secured by real estate. Any further downturn in the real estate market could materially and adversely affect our business because a significant portion of our loans is secured by real estate. Our ability to recover on defaulted loans by selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans. An increase in losses on defaulted loans may have a material impact on our financial condition and results of operations, by reducing income, increasing expenses, and leaving less cash available for lending and other activities.

Substantially all real property collateral for the Company is located in Southern California. Real estate values have declined recently, particularly in California. If real estate sales and appreciation continue to weaken, especially in Southern California, the collateral for our loans would provide less security. Real estate values could be affected by, among other things, an economic recession or slowdown, an increase in interest rates, earthquakes, brush fires, flooding and other natural disasters particular to California.

We are subject to extensive regulation which could adversely affect our business.

Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Given the current disruption in the financial markets and potential new regulatory initiatives, including the Obama Administration’s recent financial regulatory reform proposal, new regulations and laws that may affect us are increasingly likely. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed laws, rules and regulations that, if adopted, would impact our operations. These proposed laws, rules and regulations, or any other laws, rules or regulations, may be adopted in the future, which could (1) make compliance much more difficult or expensive, (2) restrict our ability to originate, broker or sell loans or accept certain deposits, (3) further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us, or (4) otherwise adversely affect our business or prospects for business. In addition, it is likely that we will be required to pay significantly higher FDIC premiums in the future because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

Moreover, banking regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws or regulations by financial institutions and holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory authority may have a negative impact on our financial condition and results of operations.

Additionally, in order to conduct certain activities, including acquisitions, we are required to obtain regulatory approval. There can be no assurance that any required approvals can be obtained, or obtained without conditions or on a timeframe acceptable to us.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may own or foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Our internal operations are subject to a number of risks.

We are subject to certain operational risks, including, but not limited to, data processing system failures and errors, customer or employee fraud, security breaches of our computer systems and catastrophic failures resulting from terrorist acts or natural disasters. We maintain a system of internal controls to mitigate against such occurrences and maintain insurance coverage for such risks that are insurable, but should such an event occur that is not prevented or detected by our internal controls and uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on our business, financial condition or results of operations.

We face reputation and business risks due to our interactions with business partners, service providers and other third parties.

We rely on third parties in a variety of ways, including to provide key components of our business infrastructure or to further our business objectives. These third parties may provide services to us and our clients or serve as partners in business activities. We rely on these third parties to fulfill their obligations to us, to accurately inform us of relevant information and to conduct their activities professionally and in a manner that reflects positively on us. Any failure of our business partners, service providers or other third parties to meet their commitments to us or to perform in accordance with our expectations could harm our business and operations, financial performance, strategic growth or reputation.

We face risks in connection with our strategic undertakings.

If appropriate opportunities present themselves, we may engage in strategic activities, which may include acquisitions, investments, asset purchases or other business growth initiatives or undertakings. There can be no assurance that we will successfully identify appropriate opportunities, that we will be able to negotiate or finance such activities or that such activities, if undertaken, will be successful.

In order to finance future strategic undertakings, we might obtain additional equity or debt financing. Such financing might not be available on terms favorable to us, or at all. If obtained, equity financing could be dilutive and the incurrence of debt and contingent liabilities could have a material adverse affect on our business, results of operations and financial condition.

Our ability to execute strategic activities successfully will depend on a variety of factors. These factors likely will vary based on the nature of the activity but may include our success in integrating the operations, services, products, personnel and systems of an acquired company into our business, operating effectively with any partner with whom we elect to do business, retaining key employees, achieving anticipated synergies, meeting management’s expectations and otherwise realizing the undertaking’s anticipated benefits. Our ability to address these matters successfully cannot be assured. In addition, our strategic efforts may divert resources or management’s attention from ongoing business operations and may subject us to additional regulatory scrutiny. If we do not successfully execute a strategic undertaking, it could adversely affect our business, financial condition, results of operations, reputation and growth prospects. In addition, if we were to conclude that the value of an acquired business had decreased and that the related goodwill had been impaired, that conclusion would result in an impairment of goodwill charge to us, which would adversely affect our results of operations.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

We depend heavily on the services of our President and Chief Executive Officer, C. G. Kum, our Executive Vice President and Chief Financial Officer, Romolo C. Santarosa and a number of other key management personnel. The loss of any of their services or that of other key personnel could materially and adversely affect our future results of operations and financial condition. Our success also depends in part on our ability to attract and retain additional qualified management personnel. Competition for such personnel is strong in the banking industry and we may not be successful in attracting or retaining the personnel we require.

The imposition of certain restrictions on our executive compensation as a result of our decision to participate in the CPP may have material adverse effects on our business and results of operations.

As a result of our election to participate in the CPP, we must adopt the Treasury’s standards for executive compensation and corporate governance for the period during which the Treasury holds equity issued under the CPP. These standards would generally apply to our Chief Executive Officer, our Chief Financial Officer and the three next most highly compensated executive officers, referred to collectively as the senior executive officers. The standards include: (i) ensuring that incentive compensation for senior executive officers does not encourage unnecessary and excessive risks that threaten the value of our Company and the Bank, (ii) requiring a clawback of any bonus or incentive compensation paid to a senior executive officer based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate, (iii) prohibiting golden parachute payments to a senior executive officer, and (iv) our agreement not to deduct for tax purposes compensation paid to a senior executive officer in excess of $500,000. In particular, the change to the deductibility limit on executive compensation may increase our income tax expense in future periods if compensation to a senior executive officer exceeds $500,000. In conjunction with its purchase of the Series B Preferred Stock, the Treasury acquired a warrant to purchase 599,042 shares of our common stock. A portion of the warrant is immediately exercisable and has a term of 10 years. Therefore, we could potentially be subject to the executive compensation and corporate governance restrictions for a ten-year period as a result of our participation in the CPP.

If we are unable to redeem the Series B Preferred Stock within five years, the cost of this capital to us will increase substantially.

If we are unable to redeem the Series B Preferred Stock prior to February 15, 2014, the cost of this capital to us will increase substantially on that date, from 5.0% per annum (approximately $1.25 million annually) to 9.0% per annum (approximately $2.25 million annually). Depending on our financial condition at the time, this increase in the annual dividend rate on the Series B Preferred Stock could have a material negative effect on our liquidity and our earnings available to common shareholders.

Risks Related to Our Common Stock

Certain preferences and rights of preferred stockholders of First California may negatively affect the rights of holders of First California common stock.

First California’s certificate of incorporation authorizes its Board of Directors to issue up to 2,500,000 shares of preferred stock and to determine the rights, preferences, powers and restrictions granted or imposed upon any series of preferred stock without prior stockholder approval. The preferred stock that may be authorized could have preference over holders of First California common stock with respect to dividends and other distributions upon the liquidation or dissolution of First California. If First California’s Board of Directors authorizes the issuance of additional series of preferred shares having a voting preference over common stock, such issuances may inhibit or delay the approval of measures supported by holders of common stock that require stockholder approval and consequently may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and Board of Directors. Accordingly, such issuance could substantially impede the ability of public stockholders to benefit from a change in control or change of our management and Board of Directors and, as a result, may adversely affect the market price of our common stock and the stockholders’ ability to realize any potential change of control premium.

Currently, in the event of a voluntary or involuntary liquidation or dissolution, holders of our Series A Preferred Stock are entitled to receive a liquidation preference of $1,000 plus an amount equal to 8.5% per annum of the $1,000, which is deemed to have commenced accrual on December 10, 2001. Also, holders of our Series B Preferred Stock are entitled to receive a liquidation preference of $1,000 plus an accrued amount equal to 5.0% per annum of the $1,000, if any. These amounts are payable out of the assets of First California before any distribution to holders of common stock. If the number of preferred shares having a similar liquidation preference increases, the chance that holders of common stock may receive a smaller distribution upon liquidation or dissolution may be higher.

Certain restrictions will affect our ability to declare or pay dividends and repurchase our shares as a result of our decision to participate in the CPP.

As a result of our participation in the CPP, our ability to declare or pay dividends on any of our common stock has been limited. Specifically, we are not able to declare dividend payments on our common, junior preferred or pari passu preferred stock if we are in arrears on the dividends on our Series B Preferred Stock. Further, we are not permitted to pay dividends on our common stock without the Treasury’s approval until the third anniversary of the investment unless the Series B Preferred Stock has been redeemed or transferred. In addition, our ability to repurchase our shares has been restricted. The Treasury’s consent generally will be required for us to make any stock repurchases until the third anniversary of the investment by the Treasury unless the Series B Preferred Stock has been redeemed or transferred. Further, common, junior preferred or pari passu preferred stock may not be repurchased if we are in arrears on the Series B Preferred Stock dividends to the Treasury.

Our ability to pay dividends to holders of our common stock may be restricted by Delaware law and under the terms of indentures governing the trust preferred securities we have issued.

Our ability to pay dividends to our stockholders is restricted in specified circumstances under indentures governing the trust preferred securities we have issued, and we may issue additional securities with similar restrictions in the future. In addition, our ability to pay any dividends to our stockholders is subject to the restrictions set forth under Delaware law. We cannot assure you that we will meet the criteria specified under these agreements or under Delaware law in the future, in which case we may not be able to pay dividends on our common stock even if we were to choose to do so.

We do not expect to pay dividends on our common stock in the foreseeable future.

We have never paid a cash dividend on our common stock and we do not expect to pay a cash dividend in the foreseeable future. We presently intend to retain earnings and increase capital in furtherance of our overall business objectives. We will periodically review our dividend policy in view of the operating performance of the company, and may declare dividends in the future if such payments are deemed appropriate.

We are a holding company and depend on our banking subsidiary for dividends, distributions and other payments.

We are a holding company that conducts substantially all our operations through our banking subsidiary, First California Bank. As a result, our ability to make dividend payments on our common stock depends upon the ability of First California Bank to make payments, distributions and loans to us. The ability of First California Bank to make payments, distributions and loans to us is limited by, among other things, its earnings, its obligation to maintain sufficient capital, and by applicable regulatory restrictions. For example, if, in the opinion of an applicable regulatory authority, First California Bank is engaged in or is about to engage in an unsafe or unsound practice, which could include the payment of dividends under certain circumstances, such authority may take actions requiring that First California Bank refrain from the practice. Additionally, under applicable California law, First California Bank generally cannot make any distribution (including a cash dividend) to its stockholder, us, in an amount which exceeds the lesser of: (1) the retained earnings of First California Bank and (2) the net income of First California Bank for its last three fiscal years, less the amount of any distributions made by First California Bank to its stockholder during such period. If First California Bank is not able to make payments, distributions and loans to us, we will be unable to pay dividends on our common stock.

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell the common stock when you want to or at prices you find attractive.

We cannot predict how our common stock will trade in the future. The market value of our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control, as well as the other factors described in this “Risk Factors” section of this prospectus beginning on page 5:

•	actual or anticipated quarterly fluctuations in our operating and financial results;

•	developments related to investigations, proceedings or litigation that involve us;

•	changes in financial estimates and recommendations by financial analysts;

•	dispositions, acquisitions and financings;

•	actions of our current stockholders, including sales of our common stock by existing stockholders and our directors and executive officers;

•	fluctuations in the stock price and operating results of our competitors;

•	regulatory developments; and

•	developments related to the financial services industry.

Only a limited trading market exists for our common stock, which could lead to significant price volatility.

Our common stock was designated for quotation on the NASDAQ Global Market in March 2007 under the trading symbol “FCAL” and trading volumes since that time have been modest. The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market of our common stock. In addition, even if a more active market in our common stock develops, we cannot assure you that such a market will continue or that stockholders will be able to sell their shares.

A holder with as little as a 5% interest in First California could, under certain circumstances, be subject to regulation as a “bank holding company.”

Any entity (including a “group” composed of natural persons) owning 25% or more of the outstanding First California common stock, or 5% or more if such holder otherwise exercises a “controlling influence” over First California, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, as amended, or the BHCA. In addition, (1) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve Board under the BHCA to acquire or retain 5% or more of the outstanding First California common stock and (2) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of the outstanding First California common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and burdens, and might require the holder to divest all or a portion of the holder’s investment in First California. In addition, because a bank holding company is required to provide managerial and financial strength for its bank subsidiary, such a holder may be required to divest investments that may be deemed incompatible with bank holding company status, such as a material investment in a company unrelated to banking.

Concentrated ownership of our common stock creates a risk of sudden changes in our share price.

As of March 31, 2009, First California’s directors, executive officers and other affiliates of First California owned approximately 51% of First California’s outstanding voting stock (not including vested option shares). As a result, if all of these stockholders were to take a common position, they would be able to significantly affect the election of directors as well as the outcome of most corporate actions requiring stockholder approval, such as the approval of mergers or other business combinations. Such concentration may also have the effect of delaying or preventing a change in control of First California. In some situations, the interests of First California’s directors and executive officers may be different from other stockholders.

Investors who purchase our common stock may be subject to certain risks due to the concentrated ownership of our common stock. The sale by any of our large stockholders of a significant portion of that stockholder’s holdings could have a material adverse effect on the market price of our common stock. Furthermore, the registration of any significant amount of additional shares of our common stock may have the immediate effect of increasing the public float of our common stock, and, in addition, a group of our large stockholders can also demand that we register their shares under certain circumstances. Any such increase in the number of our publicly registered shares may cause the market price of our common stock to decline or fluctuate significantly.

There may be future sales of additional common stock or preferred stock or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market value of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market or the perception that such sales could occur.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $             (or approximately $             if the underwriters exercise their over-allotment option in full), after deduction of underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds of this offering for general corporate purposes, and we may contribute some portion of the net proceeds to the capital of the Bank, which would use such amount for its general corporate purposes.

CAPITALIZATION

The following table sets forth our actual cash and due from banks, capitalization, per common share book values, and regulatory capital ratios, each as of March 31, 2009 and as adjusted to give effect to the issuance of the common stock offered hereby and the use of proceeds with respect thereto, as described in the “Use of Proceeds” section of this prospectus.

	As of March 31, 2009
	Actual	As Adjusted(1)
	(Dollars in thousands, except per share data)
Cash and due from banks	$48,773	$

Junior subordinated debentures	$26,713	$

Shareholders’ equity
Preferred stock, authorized 2,500,000 shares, $0.01 par value
Series A – issued and outstanding 1,000 shares, actual and as adjusted	$1,000
Series B – issued and outstanding 25,000 shares, actual and as adjusted	22,827
Common stock, authorized 25,000,000 shares, $0.01 par value; issued 11,977,949 shares, actual; issued shares, as adjusted; outstanding 11,633,289 shares, actual; outstanding shares, as adjusted	118
Additional paid-in capital	135,843
Treasury stock, 344,660 shares at cost, actual and as adjusted	(3,050)
Retained earnings	9,372
Accumulated other comprehensive income (loss)	(7,929)

Total shareholders’ equity	158,181

Total capitalization(2)	$184,894	$

Per Common Share
Common book value per share	$11.55
Tangible common book value per share	5.23

Regulatory Capital Ratios
For the Company:
Total capital to risk weighted assets	12.73%
Tier 1 capital to risk weighted assets	11.64%
Tier 1 capital to average assets	9.29%
For the Bank:
Total capital to risk weighted assets	11.56%
Tier 1 capital to risk weighted assets	10.47%
Tier 1 capital to average assets	8.36%

(1)	Assumes that shares of our common stock are sold in this offering at $ per share and that the net proceeds thereof are approximately $ million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriters’ over-allotment option is exercised in full, net proceeds will increase to approximately $ million.

(2)	Includes shareholders’ equity and junior subordinated debentures.

PRICE RANGE OF COMMON STOCK

The common stock of First California began trading on the NASDAQ Global Market under the symbol “FCAL” on March 13, 2007. Prior to that time, the common stock of National Mercantile, our predecessor, traded on the NASDAQ Capital Market under the symbol “MBLA”.

The information in the following table indicates the high and low sales prices for National Mercantile’s common stock from January 1, 2007 to March 12, 2007 and for our common stock from March 13, 2007 to July 24, 2009, as reported by NASDAQ. Because of the limited market for National Mercantile’s common stock before March 13, 2007 and our common stock after that time, these prices may not be indicative of the fair market value of the common stock. The information does not include transactions for which no public records are available. The trading prices in such transactions may be higher or lower than the prices reported below.

As of June 26, 2009, we had approximately 11,633,289 shares of common stock outstanding, held of record by approximately 479 stockholders. The last reported sales price of our common stock on the NASDAQ Global Market on July 24, 2009 was $5.91 per share.

Quarter Ended	High	Low
2009
September 30 (through July 24)	$6.48	$5.16
June 30	$8.45	$3.89
March 31	$7.75	$3.62
2008
December 31	$8.60	$4.71
September 30	$9.00	$5.17
June 30	$9.15	$5.50
March 31	$9.25	$7.11
2007
December 31	$10.50	$6.90
September 30	$12.30	$9.25
June 30	$13.95	$11.32
March 31	$13.96	$12.60

DIVIDEND POLICY

From our inception and until the completion of the mergers in March 2007, we were a “business combination shell company,” conducting no operations or owning or leasing any real estate or other property. Accordingly, we did not pay any dividends to our sole stockholder, National Mercantile, prior to the mergers, nor have we paid any dividends to our common stockholders since the completion of the mergers. We do not currently expect to pay a cash dividend to our common stockholders in the foreseeable future. We presently intend to retain earnings and increase capital in furtherance of our overall business objectives. We will periodically review our dividend policy in view of our operating performance, and may declare dividends in the future if such payments are deemed appropriate.

In addition, we cannot declare or pay a dividend on our common stock without the consent of the Treasury until the third anniversary of the date of the CPP investment, or December 19, 2011, unless prior to such third anniversary the Series B Preferred Stock is redeemed in whole or the Treasury has transferred all of the Series B Preferred Stock to third parties. We also may not pay dividends on our capital stock if we are in default or have elected to defer payments of interest under our junior subordinated debentures.

DESCRIPTION OF CAPITAL STOCK

The following is a brief description of the terms of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the Delaware General Corporation Law, federal law, our amended and restated certificate of incorporation, and our amended and restated by-laws, copies of which have been filed with the SEC and are also available upon request from us.

Common Stock

General

Our amended and restated certificate of incorporation provides the authority to issue 25,000,000 shares of common stock, par value $0.01 per share. At June 26, 2009, there were 11,633,289 shares of common stock issued and outstanding, held of record by approximately 479 stockholders. In addition, at June 26, 2009, 1,298,825 shares of our common stock were issuable under our stock compensation plans, and 291,638 shares of our common stock were issuable upon conversion of our Series A Preferred Stock. Our common stock is listed on the NASDAQ Global Market under the symbol “FCAL.” Outstanding shares of our common stock are validly issued, fully paid and non-assessable.

Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock. The common stock has no preemptive, conversion or redemption rights or sinking fund provisions.

Voting Rights

Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders except with respect to votes in elections of directors for which they are authorized to use cumulative voting. Cumulative voting for directors entitles the stockholder to cast a number of votes equivalent to their total shares of common stock owned multiplied by the number of directors to be elected. The stockholder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as such holder may see fit.

Liquidation Rights

In the event of First California’s liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all First California’s assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Dividends

Holders of our common stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor. The ability of our Board of Directors to declare and pay dividends on our common stock is subject to the terms of applicable banking regulations and the terms of the Series A Preferred Stock and Series B Preferred Stock described herein. In addition, we cannot declare or pay a dividend on our common stock without the consent of the Treasury until the third anniversary of the date of the CPP investment, or December 19, 2011, unless prior to such third anniversary the Series B Preferred Stock is redeemed in whole or the Treasury has transferred all of the Series B Preferred Stock to third parties. We also may not pay dividends on our capital stock if we are in default or have elected to defer payments of interest under our junior subordinated debentures. The declaration and payment of future dividends to holders of our common stock will also depend upon our earnings and financial condition, the capital requirements of our subsidiaries, regulatory conditions and other factors as our Board of Directors may deem relevant.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Restrictions on Ownership

The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board before acquiring 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve Board before acquiring 10% or more of our common stock under the Change in Bank Control Act. Any holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Preferred Stock

Our amended and restated certificate of incorporation provides the authority to issue 2,500,000 shares of preferred stock, par value $0.01 per share. Of the 2,500,000 shares of preferred stock, we have issued 1,000 shares of Series A Convertible Perpetual Preferred Stock, or Series A Preferred Stock, and 25,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, or Series B Preferred Stock.

Our amended and restated certificate of incorporation, subject to certain limitations, authorizes our Board of Directors, from time to time by resolution and without further stockholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof. As a result of its discretion with respect to the creation and issuance of preferred stock without stockholder approval, our Board of Directors could adversely affect the voting power of the holders of common stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of us.

Series A Preferred Stock

In connection with the mergers, each of the 1,000 outstanding shares of National Mercantile Series B Convertible Perpetual Preferred Stock was converted into the right to receive one share of our Series A Preferred Stock.

Voting Rights

The holders of Series A Preferred Stock do not have the right to vote on any matter submitted to the stockholders except:

•

authorizing, creating or issuing any additional shares of Series A Preferred Stock or shares of any class or series of stock having any preference or priority superior to or on parity with the Series A Preferred Stock with respect to the payment of distribution of assets upon the dissolution or liquidation, voluntary or involuntary, of First California;

•	declaring or paying any dividend on its common stock or on any other class or series of capital stock of First California ranking junior to the Series A Preferred Stock;

•

repurchase, redeem or otherwise acquire for any consideration any share of its common stock or shares of any other class or series of capital stock of First California ranking junior to the Series A Preferred Stock; or

•

amending, altering or repealing any provisions of the amended and restated certificate of incorporation of First California, amending, altering or repealing any provisions of the certificate of designation of rights, preferences and privileges of Series A Preferred Stock, or adopting, amending, altering, or repealing any certificate of determination of rights and preferences with respect to any class or series of capital stock, in each case, so as to adversely affect the rights, preferences and privileges relating to Series A Preferred Stock or the holders thereof or waive any of the rights granted to the holders of the Series A Preferred Stock.

Liquidation Rights

In the event of a voluntary or involuntary liquidation or dissolution, holders of Series A Preferred Stock are entitled to receive a liquidation preference per share equal to $1,000 plus an amount equal to 8.5% per annum of the $1,000, which is deemed to have commenced accrual on December 10, 2001. This amount is payable out of the assets of First California before any distribution to holders of common stock.

Dividends

Except with respect to their liquidation preference, the holders of Series A Preferred Stock are not entitled to receive any dividends.

Redemption

Redemption of the Series A Preferred Stock is at the Company’s option subject to certain restrictions imposed by our Series B Preferred Stock. The per share redemption amount is equal to $1,000 plus an amount equal to 8.5% per annum of the $1,000, accrued from December 10, 2001 to the date of redemption. In the event that we elect to redeem any shares of Series A Preferred Stock, we must redeem all of the outstanding shares of Series A Preferred Stock.

Conversion

Each holder of Series A Preferred Stock has the right, exercisable at the option of the holder, to convert all or some of such holder’s shares of Series A Preferred Stock into common stock. The number of shares of common stock to be issued upon conversion of each share of Series A Preferred Stock is determined by dividing the sum of each share’s liquidation preference, including unpaid dividends, by the conversion price then in effect. The conversion price as of June 26, 2009 is $5.63 per share. As of June 26, 2009, the number of shares of our common stock that would be issued upon conversion of the Series A Preferred Stock is 291,638.

Series B Preferred Stock

On December 19, 2008, pursuant to the Capital Purchase Program, we issued to the U.S. Treasury 25,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, with a liquidation preference of $1,000 per share par value $0.01 per share, for a total price of $25,000,000. The holders of the Series B Preferred Stock have preferential dividend and liquidation rights over holders of our common stock. The Series B Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. The Series B Preferred Stock is non-voting, except in limited circumstances. Prior to December 5, 2011, unless we have redeemed all of the Series B Preferred Stock or the U.S. Treasury has transferred all of the Series B Preferred Stock to third parties, the consent of the U.S. Treasury will be required for us to, among other things, repurchase or otherwise acquire any of our shares of common stock or trust preferred securities, subject to certain limited exceptions. In addition, so long as any of our Series B Preferred Stock is outstanding, we may not repurchase or otherwise acquire any of our outstanding common stock unless we are current in our dividend payments on our outstanding Series B Preferred Stock. We may not redeem the Series B Preferred Stock without requisite regulatory approval.

Voting Rights

Except as indicated below or otherwise required by law, the holders of Series B Preferred Stock will not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends.    If the dividends on the Series B Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the holders of Series B Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect two members of our Board of Directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. Our amended and restated by-laws provide that in the event such voting right is triggered, the authorized number of directors on our Board of Directors will be increased by two members. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the NASDAQ Global Market (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

Upon the termination of the right of the holders of Series B Preferred Stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office will terminate immediately and the number of our authorized directors will be reduced by the number of preferred stock directors that the holders of Series B Preferred Stock and voting parity stock had been entitled to elect. The holders of a majority of shares of Series B Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares Series B Preferred Stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights.    So long as any shares of Series B Preferred Stock are outstanding, in addition to any other vote or written consent of stockholders required by law or by our amended and restated certificate of incorporation, the vote or written consent of the holders of at least 66 2/3% of the shares of Series B Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

•

any amendment or alteration of the certificate of determination for the Series B Preferred Stock or our amended and restated certificate of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series B Preferred Stock with respect to payment of dividends and/or distribution of assets on our liquidation, dissolution or winding up;

•

any amendment, alteration or repeal of any provision of the certificate of determination for the Series B Preferred Stock so as to adversely affect the rights, preferences, privileges or voting powers of the Series B Preferred Stock; or

•

any consummation of a binding share exchange or reclassification involving the Series B Preferred Stock or of a merger or consolidation by us with another entity, unless the shares of Series B Preferred Stock remain outstanding following any such transaction or, if we are not the surviving entity, such shares are converted into or exchanged for preference securities and such remaining outstanding shares of Series B Preferred Stock or preference securities have rights, preferences, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series B Preferred Stock, taken as a whole.

To the extent of the voting rights of the Series B Preferred Stock, each holder of Series B Preferred Stock will be entitled to one vote for each share of Series B Preferred Stock held.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series B Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series B Preferred Stock to effect the redemption.

Liquidation Rights

If we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, the holders of Series B Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of Series B Preferred Stock will be entitled to receive the total liquidation amount out of our assets, if any, that are available for distribution to stockholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series B Preferred Stock.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series B Preferred Stock and all holders of other shares of stock ranking equally with the Series B Preferred Stock, the amounts paid to the holders of Series B Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount of those holders. If the total liquidation amount per share of Series B Preferred Stock has been paid in full to all holders of Series B Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series B Preferred Stock will be entitled to receive all remaining assets of the Company according to their respective rights and preferences. For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding up of our affairs.

Dividends Payable On Shares of Series B Preferred Stock

The holders of Series B Preferred Stock are entitled to receive, if and when declared by our Board of Directors, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series B Preferred Stock with respect to each dividend period during the five year period following December 19, 2008 and are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on (i) the liquidation preference of $1,000 per share of Series B Preferred Stock and (ii) the amount of accrued and unpaid dividends for any prior dividend period on such shares, if any, thereafter.

Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series B Preferred Stock are payable to the holders of record of shares of Series B Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the Board of Directors determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

Dividends on the Series B Preferred Stock will be cumulative. If for any reason our Board of Directors does not declare a dividend on the Series B Preferred Stock for a particular dividend period, or if the Board of Directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are required to provide written notice to the holders of shares of Series B Preferred Stock prior to the applicable dividend payment date if we determine not to pay any dividend or a full dividend with respect to the Series B Preferred Stock.

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve Board is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

Priority of Dividends

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series B Preferred Stock will rank (i) senior to our common stock and all other equity securities designated as ranking junior to the Series B Preferred Stock; and (ii) at least equally with all other equity securities designated as ranking on a parity with the Series B Preferred Stock, referred to as parity stock, including shares of our Series A Preferred Stock then outstanding, with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding up of the Company.

So long as any share of Series B Preferred Stock remains outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been contemporaneously declared and paid in full, no dividend or distribution may be declared or paid on shares of common stock or any other shares of junior stock, other than a dividend payable solely in shares of common stock. In addition, we may not repurchase, redeem or otherwise acquire for consideration any shares of common stock or other junior stock unless all accrued and unpaid dividends for all past dividend periods on the Series B Preferred Stock are fully paid, other than: (i) redemptions, purchases or other acquisitions of shares of common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan; (ii) any dividends or distributions of rights or junior stock in connection with a stockholders’ rights plan or any redemption or repurchase of rights pursuant to any stockholders’ rights plan; (iii) the acquisition by the Company of record ownership in junior stock or parity stock for the beneficial ownership of any other persons (other than the Company or any of its subsidiaries), including as trustees or custodians; and (iv) the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock, but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before December 19, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

On any dividend payment date for which full dividends on the Series B Preferred Stock and any other parity stock are not paid, or declared and funds set aside therefor, all dividends paid or declared with respect to the Series B Preferred Stock and any other parity stock will be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the foregoing, such dividends (payable in cash, securities or other property) as may be determined by the Board of Directors may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series B Preferred Stock, from time to time out of any funds legally available for such payment, and the holders of Series B Preferred Stock will not be entitled to participate in any such dividends.

Redemption

The Series B Preferred Stock may not be redeemed prior to February 15, 2012, except with the proceeds from one or more “qualified equity offerings” which results in aggregate gross proceeds to the Company of not less than $6,250,000, which equals 25% of the aggregate liquidation amount of the Series B Preferred Stock on the date of issuance. A “qualified equity offering” means the sale and issuance by the Company to persons other than the Company or any of its subsidiaries after December 19, 2008 of Tier 1 qualifying perpetual preferred stock or common stock for cash. Qualified equity offerings do not include sales and issuances made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to October 13, 2008. In such a case, we may redeem the Series B Preferred Stock, subject to the approval of the appropriate federal banking agency, in whole or in part, at any time and from time to time, upon notice as described below, up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings.

On or after February 15, 2012, the Series B Preferred Stock may be redeemed, in whole or in part, at any time and from time to time, at the Company’s option. All such redemptions will be at 100% of its issue price, plus any accrued and unpaid dividends, and will be subject to the approval of the appropriate federal banking agency. Following any such redemption by the Company, we will have the right to repurchase any of our other equity securities held by the Treasury at fair market value. In connection with the adoption of the ARRA, subject to the approval of the U.S. Treasury and the appropriate federal banking agency, we may repurchase the Series B Preferred Stock at any time regardless of whether or not we have replaced such funds from any other source.

The Series B Preferred Stock is not subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series B Preferred Stock have no right to require the redemption or repurchase of the Series B Preferred Stock.

If fewer than all of the outstanding shares of Series B Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata or in such other manner as the Board of Directors may determine to be fair and equitable.

We will mail notice of any redemption of Series B Preferred Stock by first class mail, postage prepaid, addressed to the holders of record of the shares of Series B Preferred Stock to be redeemed at their respective last addresses appearing on our books. This mailing must be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing or provision of the notice, to any holder of shares of Series B Preferred Stock designated for redemption will not affect the redemption of any other Series B Preferred Stock. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where shares of Series B Preferred Stock are to be redeemed, and the number of shares of Series B Preferred Stock to be redeemed (and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from the holder).

Shares of Series B Preferred Stock that are redeemed, repurchased or otherwise acquired by the Company will revert to authorized but unissued shares of our preferred stock.

Treasury Warrant

In connection with the U.S. Treasury’s purchase of our Series B Preferred Stock, we issued to the U.S. Treasury, or the warrantholder, a warrant exercisable for 599,042 shares of our common stock (subject to adjustment as described below) at an initial exercise price of $6.26 per share, referred to as the Warrant. The Warrant may be exercised at any time on or before 5:00 p.m., New York City time, on December 19, 2018 by surrender of the Warrant and a completed notice of exercise attached as an annex to the Warrant together with payment of the exercise price for the shares of common stock for which the Warrant is being exercised. The exercise price may be paid either by our withholding of such number of shares of common stock issuable upon exercise of the Warrant equal to the value of the aggregate exercise price of the Warrant determined by reference to the market price of our common stock on the trading day on which the Warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price.

If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in our receipt of aggregate gross proceeds of at least $25,000,000, which is equal to 100% of the aggregate liquidation preference of the Series B Preferred Stock, the number of shares of common stock underlying the Warrant then held by the warrantholder will be reduced by an amount equal to one-half of the number of shares initially covered by the Warrant.

Rights as a Stockholder

The warrantholder will have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the Warrant has been exercised.

Transferability

The warrantholder may not transfer a portion of the Warrant with respect to more than 299,521 shares of common stock until the earlier of (i) the date on which the Company has received aggregate gross proceeds of not less than $25,000,000 from one or more qualified equity offerings and (ii) December 31, 2009. The Warrant, and all rights under the Warrant, are otherwise transferable.

Adjustments to the Warrant

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations.    The number of shares for which the Warrant may be exercised, and the exercise price of the Warrant, will be proportionately adjusted in the event we pay dividends or make distributions of our common stock, subdivide, combine or reclassify outstanding shares of our common stock.

Anti-dilution Adjustment.    Until the earlier of December 19, 2011 and the date the initial warrantholder no longer holds the Warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) for less than 90% of the market price of the common stock on the last trading day prior to pricing such shares, then the number of shares of common stock into which the Warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances: (i) as consideration for or to fund the acquisition of businesses and/or related assets; (ii) in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our Board of Directors; (iii) in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions; and (iv) in connection with the exercise of preemptive rights on terms existing as of December 19, 2008.

Other Distributions.    If we declare any dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the Warrant will be adjusted to reflect such a distribution.

Certain Repurchases.    If we effect a pro rata repurchase of common stock, then both the number of shares issuable upon exercise of the Warrant and the exercise price will be adjusted.

Business Combinations.    In the event of a merger, consolidation or similar transaction involving the Company and requiring stockholder approval, the warrantholder’s right to receive shares of our common stock upon exercise of the Warrant will convert into the right to exercise the Warrant for the consideration that would have been payable to the warrantholder with respect to the shares of common stock for which the Warrant may be exercised, as if the Warrant had been exercised prior to such merger, consolidation or similar transaction.

Anti-Takeover Effects of Certain Provisions of Our Charter Documents and Law

The following is a summary of certain provisions of law and our amended and restated certificate of incorporation and amended and restated by-laws that may have the effect of discouraging, delaying or preventing a change of control, change in management or an unsolicited acquisition proposal that a stockholder might consider favorable, including proposals that might result in the payment of a premium over the market price for the shares held by our stockholders. This summary does not purport to be complete and is qualified in its entirety by reference to the laws and documents referenced.

With respect to our charter documents, while such provisions might be deemed to have some “anti-takeover” effect, the principal effect of these provisions is to protect our stockholders generally and to provide our Board of Directors and stockholders a reasonable opportunity to evaluate and respond to such unsolicited acquisition proposals.

Charter Documents

Our authorized shares of common stock or preferred stock may be used by our Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of us. Our Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our Board of Directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. Our amended and restated by-laws impose certain notice and information requirements in connection with the nomination by stockholders of candidates for election to our Board of Directors or the proposal by stockholders of business to be acted upon at any annual or special meeting of stockholders.

California and Federal Banking Law and Delaware Law

The following discussion is a summary of certain provisions of California and federal law and regulations and the DGCL which may be deemed to have “anti-takeover” effects. The description of these provisions is necessarily general and reference should be made to the actual law and regulations.

Federal law prohibits a person or group of persons “acting in concert” from acquiring “control” of a bank holding company unless the Federal Reserve Board has been given 60 days prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank or bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute the acquisition of control. In addition, any “company” would be required to obtain the approval of the Federal Reserve under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquiror that is, or is deemed to be, a bank holding company) or more of any class of voting stock, or such lesser number of shares as may constitute control.

Under the California Financial Code, no person shall, directly or indirectly, acquire control of a California state bank or its holding company unless the Department of Financial Institutions has approved such acquisition of control. A person would be deemed to have acquired control of First California Bank if such person, directly or indirectly, has the power (1) to vote 25% or more of the voting power of First California Bank, or (2) to direct or cause the direction of the management and policies of First California Bank. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of our outstanding common stock would be presumed to control First California Bank.

We are a Delaware corporation that is subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by the Board of Directors of the corporation and authorized at an annual or special meeting, and not by written consent, by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” includes certain mergers, asset or stock sales and other transactions involving the interested stockholder. Subject to certain exceptions, an “interested stockholder” is any entity or person that, together with that entity’s or person’s affiliates and associates, owns (or within the previous three years did own) 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. Section 203 could prohibit or delay a merger or other takeover attempt and, accordingly, may discourage attempts to acquire us.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through Keefe, Bruyette & Woods, Inc., as representative of the several underwriters, referred to collectively as the Underwriters. We have entered into an underwriting agreement with the Underwriters, dated                     , 2009, or the Underwriting Agreement. Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of shares of common stock, par value $0.01 per share, listed next to its name in the following table:

Underwriter	Number of Shares
Keefe, Bruyette & Woods, Inc.

Total

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the Underwriters.

In connection with this offering, certain of the Underwriters or securities dealers may distribute prospectuses electronically.

Over-allotment option

We have granted the Underwriters an option to buy              additional shares of our common stock. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriters have 30 days from the date of this prospectus to exercise this option.

Commissions and discounts

Shares of common stock sold by the Underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares of common stock sold by the Underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriters to other brokers or dealers at a discount of up to $             per share from the public offering price. If all the shares of common stock are not sold at the public offering price, the representative may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the Underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriters, assuming both no exercise and full exercise of the Underwriters’ option to purchase an additional              shares of common stock:

	No Exercise	Full Exercise
Per Share Total	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the Underwriters, will be approximately $400,000.

No sales of similar securities

We and our executive officers and directors have entered into lock-up agreements with the Underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representative, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of     days after the date of this prospectus. At any time and without public notice, the representative may, in its sole discretion, release all or some of the securities from these lock-up agreements.

The     -day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the     -day restricted period and ends on the last day of the     -day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the     -day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the     -day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Indemnification and contribution

We have agreed to indemnify the Underwriters and their affiliates and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the Underwriters, their affiliates and their controlling persons may be required to make in respect of those liabilities.

NASDAQ Global Market quotation

Our common stock is quoted on the NASDAQ Global Market under the symbol “FCAL.”

Price stabilization, short positions and passive market making

In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids;

•	syndicate covering transactions; and

•	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

In addition, in connection with this offering the Underwriters may engage in passive market making transactions in our common stock on NASDAQ prior to the pricing and completion of this offering. Passive market making consists of displaying bids on NASDAQ no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Affiliations

The Underwriters and their affiliates have provided and may continue to provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

The Underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. The validity of the shares of common stock offered by this prospectus will be passed upon for the underwriters by Sullivan & Cromwell LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of First California appearing in our Annual Report on Form 10-K for the year ended December 31, 2008, have been audited by Moss Adams LLP, independent registered public accounting firm, as set forth in their report which is incorporated by reference in this prospectus. Our consolidated financial statements are incorporated herein by reference in reliance upon the reports of Moss Adams LLP given on their authority as experts in accounting and auditing.

             Shares

Common Stock

Keefe, Bruyette & Woods

                    , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the Securities being registered hereby, all of which will be borne by us (except any underwriting discounts and commissions and expenses incurred for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of the shares). All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$1,926
FINRA filing fee	$3,950
Legal fees and expenses	$250,000
Accounting fees and expenses	$100,000
Printing fees and expenses	$10,000
Miscellaneous expenses	$34,124

Total Expenses	$400,000

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with such action, suit or proceeding if that person acted in good faith and in a manner that person reasonably believes to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by that person in connection therewith.

Section 145(d) of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because that person has met the standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Article VI of First California’s amended and restated by-laws contains provisions that required us to indemnify our directors, officers and employees to the fullest extent permitted by Delaware law.

Item 16.	Exhibits

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. First California acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading. Additional information about First California may be found elsewhere in this registration statement and First California’s other public filings, which are available without charge through the SEC’s website at http://www.sec.gov. See “Where You Can Find More Information” in the prospectus that forms a part of this registration statement.

EXHIBIT NUMBER	DESCRIPTION
1.1	Underwriting Agreement †

2.1	Agreement and Plan of Merger, dated as of June 15, 2006, by and among First California Financial Group, Inc., FCB Bancorp and National Mercantile Bancorp (Appendix A to the Joint Proxy Statement-Prospectus filed on February 21, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

3.1	Amended and Restated Certificate of Incorporation of First California Financial Group, Inc. (Exhibit 3.1 to Form 10-Q filed on August 13, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

3.2	Amended and Restated By-Laws of First California Financial Group, Inc. (Exhibit 3.2 to Form 10-Q filed on August 13, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

3.3	Certificate of Designations with respect to the Series A Preferred Stock (included in Exhibit 3.1).

3.4	Certificate of Designations with respect to the Series B Preferred Stock (Exhibit 3.1 to Form 8-K filed on December 22, 2008 by First California Financial Group, Inc. and incorporated herein by this reference).

4.1	First Supplemental Indenture, dated as of March 12, 2007, by and between First California Financial Group, Inc., as Successor to FCB Bancorp, and Wilmington Trust Company, as Trustee (Exhibit 4.3 to Form 10-K filed on April 2, 2007 by First California Financial Group, Inc. and incorporated here by this reference).

4.2	Indenture, dated as of January 25, 2007, governing Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures due 2037, between National Mercantile Bancorp and Wilmington Trust Company, as Trustee (Exhibit 10.4 to Form 8-K filed on January 30, 2007 by National Mercantile and incorporated herein by this reference).

4.3	First Supplemental Indenture, dated as of March 12, 2007, by and between First California Financial Group, Inc., as Successor to National Mercantile, and Wilmington Trust Company, as Trustee (Exhibit 4.5 to Form 10-K filed on April 2, 2007 by First California Financial Group, Inc. and incorporated here by this reference).

4.4	Specimen of Common Stock Certificate. (Exhibit 4.3 to Form S-8 filed on March 19, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

4.5	Form of Capital Security Certificate evidencing the capital securities of First California Capital Trust I (Exhibit 4.1 to Form 8-K filed on January 30, 2007 by National Mercantile and incorporated herein by this reference).

4.6	Form of Common Security Certificate evidencing common securities of First California Capital Trust I (Exhibit 4.3 to Form 8-K filed on January 30, 2007 by National Mercantile and incorporated herein by this reference).

4.7	Form of National Mercantile Bancorp Fixed/Floating Rate Junior Subordinated Deferrable Interest Debenture due 2037 (Exhibit 4.2 to Form 8-K filed on January 30, 2007 by National Mercantile and incorporated herein by this reference).

4.8	Warrant to purchase up to 599,042 shares of Common Stock, issued on December 19, 2008 (Exhibit 4.2 to Form 8-K filed on December 22, 2008 by First California Financial Group, Inc. and incorporated herein by this reference).

4.9	Form of Certificate for the Fixed Rate Cumulative Perpetual Preferred Stock, Series B (Exhibit 4.3 to the Registration Statement on Form S-3 filed on January 16, 2009 by First California Financial Group, Inc. and incorporated herein by this reference).

EXHIBIT NUMBER	DESCRIPTION
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding validity of the common stock being registered †

10.1*	Employment Agreement, dated January 1, 1999, between National Mercantile Bancorp and Scott A. Montgomery (Exhibit 10.1 to Form S-4/A filed on December 5, 2006 by First California Financial Group, Inc. and incorporated herein by this reference).

10.2*	Letter dated June 15, 2006 amending Employment Agreement between National Mercantile Bancorp and Scott A. Montgomery (Exhibit 10.1 to Form 8-K filed on June 21, 2006 by National Mercantile and incorporated herein by this reference).

10.3*	Employment Agreement, dated June 15, 2006, between First California Financial Group, Inc. and C. G. Kum (Exhibit 99.2 to Form 8-K filed on June 21, 2006 by FCB Bancorp and incorporated herein by this reference).

10.4*	First California Financial Group, Inc. 2005 NMB Stock Incentive Plan (formerly known as the National Mercantile Bancorp 2005 Stock Incentive Plan) (Exhibit 4.1 to Form S-8 filed on May 25, 2005 by National Mercantile and incorporated herein by this reference).

10.5*	Amendment No. 1 to First California Financial Group, Inc. 2005 NMB Stock Incentive Plan (formerly known as the National Mercantile Bancorp 2005 Stock Incentive Plan) (Exhibit 10.7 to Form S-8 filed on March 19, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

10.6*	Form of Stock Option Agreement under First California Financial Group, Inc. 2005 NMB Stock Incentive Plan (formerly known as the National Mercantile 2005 Stock Incentive Plan) (Exhibit 10.1 to Form S-8 filed on May 25, 2005 by National Mercantile and incorporated herein by this reference).

10.7*	Form of Non-Qualified Stock Option Agreement under the First California Financial Group, Inc. 2005 NMB Stock Incentive Plan (formerly known as the National Mercantile 2005 Stock Incentive Plan) (Exhibit 10.2 to Form S-8 filed on May 25, 2005 by National Mercantile and incorporated herein by this reference).

10.8*	First California Financial Group, Inc. 1994 NMB Stock Option Plan (formerly known as National Mercantile Bancorp 1994 Stock Option Plan) (Exhibit 10.7 to Form S-4 filed on October 23, 2006 by First California Financial Group, Inc. and incorporated herein by this reference).

10.9*	Amendment No. 1 to First California Financial Group, Inc. 1994 NMB Stock Option Plan (formerly known as the National Mercantile Bancorp 1994 Stock Option Plan) (Exhibit 10.4 to Form S-8 filed on March 19, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

10.10*	Form of Stock Option Agreement under the First California Financial Group, Inc. 1994 NMB Stock Option Plan (formerly known as the National Mercantile Bancorp 1994 Stock Option Plan) (Exhibit 10.8 to Form S-4 filed on October 23, 2006 by First California Financial Group, Inc. and incorporated herein by this reference).

10.11*	First California Financial Group, Inc. FCB 2005 Stock Option Plan (formerly known as the FCB Bancorp 2005 Stock Option Plan) (Exhibit 10.1 to Form S-4/A filed on September 1, 2005 by FCB Bancorp and incorporated herein by this reference).

10.12*	Amendment No. 1 to First California Financial Group, Inc. FCB 2005 Stock Option Plan (formerly known as the FCB Bancorp 2005 Stock Option Plan) (Exhibit 10.2 to Form S-8 filed on March 19, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

EXHIBIT NUMBER	DESCRIPTION
10.13*	First California 2007 Omnibus Equity Incentive Plan (Appendix B to the Proxy Statement filed on May 30, 2007 in connection with the 2007 annual meeting of stockholders and incorporated herein by this reference).

10.14	Registration Rights Agreement, dated June 15, 2006, by and between First California Financial Group, Inc. and the Stockholders party thereto (Exhibit 10.10 to Form S-4 filed on October 23, 2006 by First California Financial Group, Inc. and incorporated herein by this reference).

10.15	Amended and Restated Declaration of Trust of National Mercantile Capital Trust I, dated as of June 27, 2001 (Exhibit 10.11 to Form S-4/A filed on January 11, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

10.16	Guarantee Agreement of National Mercantile Bancorp for trust preferred securities dated July 16, 2001 (Exhibit 10.12 to Form S-4/A filed on January 11, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

10.17	Lease, dated as of November 12, 2003, between Century Park and Mercantile National Bank relating to Suite 800 offices at 1880 Century Park East, Los Angeles, California (Exhibit 10.10 to Form 10-KSB filed on March 30, 2004 by National Mercantile and incorporated herein by this reference).

10.18	Lease, dated as of September 19, 2003, between Metropolitan Life Insurance Company and Mercantile National Bank relating to offices at 3070 Bristol Street, Costa Mesa, California (Exhibit 10.11 to Form 10-KSB filed on March 31, 2005 by National Mercantile and incorporated herein by this reference).

10.19	Lease, dated as of November 12, 2003, between Century Park and Mercantile National Bank relating to ground floor offices at 1880 Century Park East, Los Angeles, California (Exhibit 10.12 to Form 10-KSB filed on March 31, 2005 by National Mercantile and incorporated herein by this reference).

10.20	Lease, dated as of March 30, 2005, between Brighton Enterprises, LLC and Mercantile National Bank relating to offices at 9601 Wilshire Boulevard, Beverly Hills, California (Exhibit 10.13 to Form 10-KSB filed on March 31, 2005 by National Mercantile and incorporated herein by this reference).

10.21	Lease, dated as of September 10, 2004, between Encino Corporate Plaza, LP and Mercantile National Bank relating to offices at 16661 Ventura Boulevard, Encino, California (Exhibit 10.14 to Form 10-KSB filed on March 31, 2005 by National Mercantile and incorporated herein by this reference).

10.22*	Mercantile National Bank Deferred Compensation Plan and Form of Agreement (Exhibit 10.15 to Form 10-KSB filed on March 31, 2005 by National Mercantile and incorporated herein by this reference).

10.23*	Salary Continuation Agreement, dated March 27, 2003, with Chong Guk Kum (Exhibit 10.4 to Form S-4/A filed on September 1, 2005 by FCB Bancorp and incorporated herein by reference).

10.24*	Split Dollar Agreement, dated March 27, 2003, with Chong Guk Kum (Exhibit 10.5 to Form S-4/A filed on September 1, 2005 by FCB Bancorp and incorporated herein by reference).

10.25*	Salary Continuation Agreement, dated May 11, 2006, with Romolo Santarosa (Exhibit 10.13 to Form 10-Q filed on May 15, 2006 by FCB Bancorp and incorporated herein by reference).

10.26*	Split Dollar Agreement, dated May 11, 2006, with Romolo Santarosa (Exhibit 10.14 to Form 10-Q filed on May 15, 2006 by FCB Bancorp and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
10.27*	Salary Continuation Agreement, dated March 27, 2003, with Thomas E. Anthony (Exhibit 10.6 to Form S-4/A filed on September 1, 2005 by FCB Bancorp and incorporated herein by reference).

10.28*	Split Dollar Agreement, dated March 27, 2003, with Thomas E. Anthony (Exhibit 10.7 to Form S-4/A filed on September 1, 2005 by FCB Bancorp and incorporated herein by reference).

10.29*	First California Bank Split Dollar Agreement, dated July 31, 2006, with John W. Birchfield (Exhibit 99.1 to Form 8-K filed on August 2, 2006 by FCB Bancorp and incorporated herein by reference).

10.30*	First California Bank Split Dollar Agreement, dated July 31, 2006, with Richard D. Aldridge (Exhibit 99.2 to Form 8-K filed on August 2, 2006 by FCB Bancorp and incorporated herein by reference).

10.31*	409A Amendment to the First California Bank Salary Continuation Agreement for Chong Guk Kum (Exhibit 99.1 to Form 8-K filed on June 7, 2006 by FCB Bancorp and incorporated herein by this reference).

10.32*	409A Amendment to the First California Bank Salary Continuation Agreement for Thomas E. Anthony (Exhibit 99.2 to Form 8-K filed on June 7, 2006 by FCB Bancorp and incorporated herein by this reference).

10.33	Placement Agreement, dated January 24, 2007, among National Mercantile Bancorp, First California Capital Trust I, FTN Financial Capital Markets and Keefe, Bruyette & Woods, Inc. (Exhibit 10.1 to Form 8-K filed on January 30, 2007 by National Mercantile and incorporated herein by this reference).

10.34	Amended and Restated Declaration of Trust among National Mercantile Bancorp, as sponsor, the Administrators named therein, and Wilmington Trust Company, as institutional and Delaware trustee (Exhibit 10.2 to Form 8-K filed on January 30, 2007 by National Mercantile and incorporated herein by this reference).

10.35	Guarantee Agreement between National Mercantile Bancorp and Wilmington Trust Company, as guarantee trustee (Exhibit 10.3 to Form 8-K filed on January 30, 2007 by National Mercantile and incorporated herein by this reference).

10.36	Amended and Restated Declaration of Trust, dated as of September 30, 2005, by and among Wilmington Trust Company, as Delaware Trustee and as Institutional Trustee, FCB Bancorp, as Sponsor, and C. G. Kum and Romolo Santarosa, as Administrators (Exhibit 4.2 to Form 8-K filed on October 27, 2005 by FCB Bancorp and incorporated herein by this reference).

10.37*	First California Financial Group, Inc. Amended 1996 NMB Stock Incentive Plan (formerly known as the National Mercantile Bancorp Amended 1996 Stock Incentive Plan) (Exhibit 10.6 to Form 10-KSB filed on April 15, 2003 by National Mercantile Bancorp and incorporated herein by this reference).

10.38*	Amendment No. 1 to First California Financial Group, Inc. Amended 1996 NMB Stock Incentive Plan (formerly known as the National Mercantile Bancorp Amended 1996 Stock Incentive Plan) (Exhibit 10.6 to Form S-8 filed on March 19, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

10.39*	Form of Stock Option Agreement under the First California Financial Group, Inc. Amended 1996 NMB Stock Incentive Plan (formerly known as the National Mercantile Bancorp Amended 1996 Stock Incentive Plan) (Exhibit 10.4 to Form 10-KSB filed on March 31, 2005 by National Mercantile and incorporated herein by this reference).

EXHIBIT NUMBER	DESCRIPTION
10.40	Letter Agreement, dated December 19, 2008, including the Securities Purchase Agreement – Standard Terms incorporated by reference therein, between the Company and the U.S. Treasury (Exhibit 10.1 to Form 8-K filed on December 22, 2008 by First California Financial Group, Inc. and incorporated herein by this reference).

10.41*	409A Amendment to the First California Bank Salary Continuation Agreement and Split Dollar Agreement between the Bank and C. G. Kum, dated December 29, 2008 (filed as Exhibit 10.46 to Form 10-K filed on March 31, 2009 by First California Financial Group, Inc. and incorporated herein by this reference).

10.42*	409A Amendment to the First California Bank Salary Continuation Agreement and Split Dollar Agreement between the Bank and Romolo Santarosa, dated December 29, 2008 (filed as Exhibit 10.47 to Form 10-K filed on March 31, 2009 by First California Financial Group, Inc. and incorporated herein by this reference).

10.43*	409A Amendment to the First California Bank Salary Continuation Agreement and Split Dollar Agreement between the Bank and Richard Glass, dated December 29, 2008 (filed as Exhibit 10.48 to Form 10-K filed on March 31, 2009 by First California Financial Group, Inc. and incorporated herein by this reference).

10.44	Lease, dated as of November 23, 2007, between Westlake Plaza Center East, LLC and First California Bank relating to Suite 300 offices at 3027 Townsgate Road, Westlake Village, California (filed as Exhibit 10.49 to Form 10-K filed on March 31, 2009 by First California Financial Group, Inc. and incorporated herein by this reference).

21	List of Subsidiaries of First California Financial Group, Inc. (filed as Exhibit 21 to Form 10-K filed on March 31, 2009 by First California Financial Group, Inc. and incorporated herein by this reference).

23.1	Consent of Moss Adams LLP.

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).†

24.1	Power of Attorney (included in the signature pages to the Registration Statement).

†	To be filed by amendment.

*	Indicates a management contract or compensatory plan or arrangement.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westlake Village, State of California, on July 27, 2009.

FIRST CALIFORNIA FINANCIAL GROUP, INC.

By:	/S/ C.G. KUM
C.G. Kum President and Chief Executive Officer

Power of Attorney

Each person whose signature appears below appoints C.G. Kum and Romolo Santarosa, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement (including any amendment thereto) of the Registrant to be filed after the date hereof pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in fact and agents or any of them or their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ C.G. KUM C.G. Kum	Director, President and Chief Executive Officer (Principal Executive Officer)	July 27, 2009

/s/ ROMOLO SANTAROSA Romolo Santarosa	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 27, 2009

/s/ ROBERT E. GIPSON Robert E. Gipson	Chairman of the Board of Directors	July 27, 2009

/s/ RICHARD D. ALDRIDGE Richard D. Aldridge	Director	July 27, 2009

/s/ JOHN W. BIRCHFIELD John W. Birchfield	Director	July 27, 2009

/s/ JOSEPH N. COHEN Joseph N. Cohen	Director	July 27, 2009

Signature	Title	Date

/s/ W. DOUGLAS HILE W. Douglas Hile	Director	July 27, 2009

/s/ ANTOINETTE T. HUBENETTE, M.D. Antoinette T. Hubenette, M.D.	Director	July 27, 2009

/s/ SYBLE R. ROBERTS Syble R. Roberts	Director	July 27, 2009

/s/ THOMAS TIGNINO Thomas Tignino	Director	July 27, 2009

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	Underwriting Agreement †

2.1	Agreement and Plan of Merger, dated as of June 15, 2006, by and among First California Financial Group, Inc., FCB Bancorp and National Mercantile Bancorp (Appendix A to the Joint Proxy Statement-Prospectus filed on February 21, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

3.1	Amended and Restated Certificate of Incorporation of First California Financial Group, Inc. (Exhibit 3.1 to Form 10-Q filed on August 13, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

3.2	Amended and Restated By-Laws of First California Financial Group, Inc. (Exhibit 3.2 to Form 10-Q filed on August 13, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

3.3	Certificate of Designations with respect to the Series A Preferred Stock (included in Exhibit 3.1).

3.4	Certificate of Designations with respect to the Series B Preferred Stock (Exhibit 3.1 to Form 8-K filed on December 22, 2008 by First California Financial Group, Inc. and incorporated herein by this reference).

4.1	First Supplemental Indenture, dated as of March 12, 2007, by and between First California Financial Group, Inc., as Successor to FCB Bancorp, and Wilmington Trust Company, as Trustee (Exhibit 4.3 to Form 10-K filed on April 2, 2007 by First California Financial Group, Inc. and incorporated here by this reference).

4.2	Indenture, dated as of January 25, 2007, governing Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures due 2037, between National Mercantile Bancorp, and Wilmington Trust Company, as Trustee (Exhibit 10.4 to Form 8-K filed on January 30, 2007 by National Mercantile and incorporated herein by this reference).

4.3	First Supplemental Indenture, dated as of March 12, 2007, by and between First California Financial Group, Inc., as Successor to National Mercantile, and Wilmington Trust Company, as Trustee (Exhibit 4.5 to Form 10-K filed on April 2, 2007 by First California Financial Group, Inc. and incorporated here by this reference).

4.4	Specimen of Common Stock Certificate. (Exhibit 4.3 to Form S-8 filed on March 19, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

4.5	Form of Capital Security Certificate evidencing the capital securities of First California Capital Trust I (Exhibit 4.1 to Form 8-K filed on January 30, 2007 by National Mercantile and incorporated herein by this reference).

4.6	Form of Common Security Certificate evidencing common securities of First California Capital Trust I (Exhibit 4.3 to Form 8-K filed on January 30, 2007 by National Mercantile and incorporated herein by this reference).

4.7	Form of National Mercantile Bancorp Fixed/Floating Rate Junior Subordinated Deferrable Interest Debenture due 2037 (Exhibit 4.2 to Form 8-K filed on January 30, 2007 by National Mercantile and incorporated herein by this reference).

4.8	Warrant to purchase up to 599,042 shares of Common Stock, issued on December 19, 2008 (Exhibit 4.2 to Form 8-K filed on December 22, 2008 by First California Financial Group, Inc. and incorporated herein by this reference).

4.9	Form of Certificate for the Fixed Rate Cumulative Perpetual Preferred Stock, Series B (Exhibit 4.3 to the Registration Statement on Form S-3 filed on January 16, 2009 by First California Financial Group, Inc. and incorporated herein by this reference).

EXHIBIT NUMBER	DESCRIPTION
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding validity of the common stock being registered †

10.1*	Employment Agreement, dated January 1, 1999, between National Mercantile Bancorp and Scott A. Montgomery (Exhibit 10.1 to Form S-4/A filed on December 5, 2006 by First California Financial Group, Inc. and incorporated herein by this reference).

10.2*	Letter dated June 15, 2006 amending Employment Agreement between National Mercantile Bancorp and Scott A. Montgomery (Exhibit 10.1 to Form 8-K filed on June 21, 2006 by National Mercantile and incorporated herein by this reference).

10.3*	Employment Agreement, dated June 15, 2006, between First California Financial Group, Inc. and C. G. Kum (Exhibit 99.2 to Form 8-K filed on June 21, 2006 by FCB Bancorp and incorporated herein by this reference).

10.4*	First California Financial Group, Inc. 2005 NMB Stock Incentive Plan (formerly known as the National Mercantile Bancorp 2005 Stock Incentive Plan) (Exhibit 4.1 to Form S-8 filed on May 25, 2005 by National Mercantile and incorporated herein by this reference).

10.5*	Amendment No. 1 to First California Financial Group, Inc. 2005 NMB Stock Incentive Plan (formerly known as the National Mercantile Bancorp 2005 Stock Incentive Plan) (Exhibit 10.7 to Form S-8 filed on March 19, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

10.6*	Form of Stock Option Agreement under First California Financial Group, Inc. 2005 NMB Stock Incentive Plan (formerly known as the National Mercantile 2005 Stock Incentive Plan) (Exhibit 10.1 to Form S-8 filed on May 25, 2005 by National Mercantile and incorporated herein by this reference).

10.7*	Form of Non-Qualified Stock Option Agreement under the First California Financial Group, Inc. 2005 NMB Stock Incentive Plan (formerly known as the National Mercantile 2005 Stock Incentive Plan) (Exhibit 10.2 to Form S-8 filed on May 25, 2005 by National Mercantile and incorporated herein by this reference).

10.8*	First California Financial Group, Inc. 1994 NMB Stock Option Plan (formerly known as National Mercantile Bancorp 1994 Stock Option Plan) (Exhibit 10.7 to Form S-4 filed on October 23, 2006 by First California Financial Group, Inc. and incorporated herein by this reference).

10.9*	Amendment No. 1 to First California Financial Group, Inc. 1994 NMB Stock Option Plan (formerly known as the National Mercantile Bancorp 1994 Stock Option Plan) (Exhibit 10.4 to Form S-8 filed on March 19, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

10.10*	Form of Stock Option Agreement under the First California Financial Group, Inc. 1994 NMB Stock Option Plan (formerly known as the National Mercantile Bancorp 1994 Stock Option Plan) (Exhibit 10.8 to Form S-4 filed on October 23, 2006 by First California Financial Group, Inc. and incorporated herein by this reference).

10.11*	First California Financial Group, Inc. FCB 2005 Stock Option Plan (formerly known as the FCB Bancorp 2005 Stock Option Plan) (Exhibit 10.1 to Form S-4/A filed on September 1, 2005 by FCB Bancorp and incorporated herein by this reference).

10.12*	Amendment No. 1 to First California Financial Group, Inc. FCB 2005 Stock Option Plan (formerly known as the FCB Bancorp 2005 Stock Option Plan) (Exhibit 10.2 to Form S-8 filed on March 19, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

10.13*	First California 2007 Omnibus Equity Incentive Plan (Appendix B to the Proxy Statement filed on May 30, 2007 in connection with the 2007 annual meeting of stockholders and incorporated herein by this reference).

EXHIBIT NUMBER	DESCRIPTION
10.14	Registration Rights Agreement, dated June 15, 2006, by and between First California Financial Group, Inc. and the Stockholders party thereto (Exhibit 10.10 to Form S-4 filed on October 23, 2006 by First California Financial Group, Inc. and incorporated herein by this reference).

10.15	Amended and Restated Declaration of Trust of National Mercantile Capital Trust I, dated as of June 27, 2001 (Exhibit 10.11 to Form S-4/A filed on January 11, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

10.16	Guarantee Agreement of National Mercantile Bancorp for trust preferred securities dated July 16, 2001 (Exhibit 10.12 to Form S-4/A filed on January 11, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

10.17	Lease, dated as of November 12, 2003, between Century Park and Mercantile National Bank relating to Suite 800 offices at 1880 Century Park East, Los Angeles, California (Exhibit 10.10 to Form 10-KSB filed on March 30, 2004 by National Mercantile and incorporated herein by this reference).

10.18	Lease, dated as of September 19, 2003, between Metropolitan Life Insurance Company and Mercantile National Bank relating to offices at 3070 Bristol Street, Costa Mesa, California (Exhibit 10.11 to Form 10-KSB filed on March 31, 2005 by National Mercantile and incorporated herein by this reference).

10.19	Lease, dated as of November 12, 2003, between Century Park and Mercantile National Bank relating to ground floor offices at 1880 Century Park East, Los Angeles, California (Exhibit 10.12 to Form 10-KSB filed on March 31, 2005 by National Mercantile and incorporated herein by this reference).

10.20	Lease, dated as of March 30, 2005, between Brighton Enterprises, LLC and Mercantile National Bank relating to offices at 9601 Wilshire Boulevard, Beverly Hills, California (Exhibit 10.13 to Form 10-KSB filed on March 31, 2005 by National Mercantile and incorporated herein by this reference).

10.21	Lease, dated as of September 10, 2004, between Encino Corporate Plaza, LP and Mercantile National Bank relating to offices at 16661 Ventura Boulevard, Encino, California (Exhibit 10.14 to Form 10-KSB filed on March 31, 2005 by National Mercantile and incorporated herein by this reference).

10.22*	Mercantile National Bank Deferred Compensation Plan and Form of Agreement (Exhibit 10.15 to Form 10-KSB filed on March 31, 2005 by National Mercantile and incorporated herein by this reference).

10.23*	Salary Continuation Agreement, dated March 27, 2003, with Chong Guk Kum (Exhibit 10.4 to Form S-4/A filed on September 1, 2005 by FCB Bancorp and incorporated herein by reference).

10.24*	Split Dollar Agreement, dated March 27, 2003, with Chong Guk Kum (Exhibit 10.5 to Form S-4/A filed on September 1, 2005 by FCB Bancorp and incorporated herein by reference).

10.25*	Salary Continuation Agreement, dated May 11, 2006, with Romolo Santarosa (Exhibit 10.13 to Form 10-Q filed on May 15, 2006 by FCB Bancorp and incorporated herein by reference).

10.26*	Split Dollar Agreement, dated May 11, 2006, with Romolo Santarosa (Exhibit 10.14 to Form 10-Q filed on May 15, 2006 by FCB Bancorp and incorporated herein by reference).

10.27*	Salary Continuation Agreement, dated March 27, 2003, with Thomas E. Anthony (Exhibit 10.6 to Form S-4/A filed on September 1, 2005 by FCB Bancorp and incorporated herein by reference).

10.28*	Split Dollar Agreement, dated March 27, 2003, with Thomas E. Anthony (Exhibit 10.7 to Form S-4/A filed on September 1, 2005 by FCB Bancorp and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
10.29*	First California Bank Split Dollar Agreement, dated July 31, 2006, with John W. Birchfield (Exhibit 99.1 to Form 8-K filed on August 2, 2006 by FCB Bancorp and incorporated herein by reference).

10.30*	First California Bank Split Dollar Agreement, dated July 31, 2006, with Richard D. Aldridge (Exhibit 99.2 to Form 8-K filed on August 2, 2006 by FCB Bancorp and incorporated herein by reference).

10.31*	409A Amendment to the First California Bank Salary Continuation Agreement for Chong Guk Kum (Exhibit 99.1 to Form 8-K filed on June 7, 2006 by FCB Bancorp and incorporated herein by this reference).

10.32*	409A Amendment to the First California Bank Salary Continuation Agreement for Thomas E. Anthony (Exhibit 99.2 to Form 8-K filed on June 7, 2006 by FCB Bancorp and incorporated herein by this reference).

10.33	Placement Agreement, dated January 24, 2007, among National Mercantile Bancorp, First California Capital Trust I, FTN Financial Capital Markets and Keefe, Bruyette & Woods, Inc. (Exhibit 10.1 to Form 8-K filed on January 30, 2007 by National Mercantile and incorporated herein by this reference).

10.34	Amended and Restated Declaration of Trust among National Mercantile Bancorp, as sponsor, the Administrators named therein, and Wilmington Trust Company, as institutional and Delaware trustee (Exhibit 10.2 to Form 8-K filed on January 30, 2007 by National Mercantile and incorporated herein by this reference).

10.35	Guarantee Agreement between National Mercantile Bancorp and Wilmington Trust Company, as guarantee trustee (Exhibit 10.3 to Form 8-K filed on January 30, 2007 by National Mercantile and incorporated herein by this reference).

10.36	Amended and Restated Declaration of Trust, dated as of September 30, 2005, by and among Wilmington Trust Company, as Delaware Trustee and as Institutional Trustee, FCB Bancorp, as Sponsor, and C. G. Kum and Romolo Santarosa, as Administrators (Exhibit 4.2 to Form 8-K filed on October 27, 2005 by FCB Bancorp and incorporated herein by this reference).

10.37*	First California Financial Group, Inc. Amended 1996 NMB Stock Incentive Plan (formerly known as the National Mercantile Bancorp Amended 1996 Stock Incentive Plan) (Exhibit 10.6 to Form 10-KSB filed on April 15, 2003 by National Mercantile Bancorp and incorporated herein by this reference).

10.38*	Amendment No. 1 to First California Financial Group, Inc. Amended 1996 NMB Stock Incentive Plan (formerly known as the National Mercantile Bancorp Amended 1996 Stock Incentive Plan) (Exhibit 10.6 to Form S-8 filed on March 19, 2007 by First California Financial Group, Inc. and incorporated herein by this reference).

10.39*	Form of Stock Option Agreement under the First California Financial Group, Inc. Amended 1996 NMB Stock Incentive Plan (formerly known as the National Mercantile Bancorp Amended 1996 Stock Incentive Plan) (Exhibit 10.4 to Form 10-KSB filed on March 31, 2005 by National Mercantile and incorporated herein by this reference).

10.40	Letter Agreement, dated December 19, 2008, including the Securities Purchase Agreement – Standard Terms incorporated by reference therein, between the Company and the U.S. Treasury (Exhibit 10.1 to Form 8-K filed on December 22, 2008 by First California Financial Group, Inc. and incorporated herein by this reference).

10.41*	409A Amendment to the First California Bank Salary Continuation Agreement and Split Dollar Agreement between the Bank and C. G. Kum, dated December 29, 2008 (filed as Exhibit 10.46 to Form 10-K filed on March 31, 2009 by First California Financial Group, Inc. and incorporated herein by this reference).

EXHIBIT NUMBER	DESCRIPTION
10.42*	409A Amendment to the First California Bank Salary Continuation Agreement and Split Dollar Agreement between the Bank and Romolo Santarosa, dated December 29, 2008 (filed as Exhibit 10.47 to Form 10-K filed on March 31, 2009 by First California Financial Group, Inc. and incorporated herein by this reference).

10.43*	409A Amendment to the First California Bank Salary Continuation Agreement and Split Dollar Agreement between the Bank and Richard Glass, dated December 29, 2008 (filed as Exhibit 10.48 to Form 10-K filed on March 31, 2009 by First California Financial Group, Inc. and incorporated herein by this reference).

10.44	Lease, dated as of November 23, 2007, between Westlake Plaza Center East, LLC and First California Bank relating to Suite 300 offices at 3027 Townsgate Road, Westlake Village, California (filed as Exhibit 10.49 to Form 10-K filed on March 31, 2009 by First California Financial Group, Inc. and incorporated herein by this reference).

21	List of Subsidiaries of First California Financial Group, Inc. (filed as Exhibit 21 to Form 10-K filed on March 31, 2009 by First California Financial Group, Inc. and incorporated herein by this reference).

23.1	Consent of Moss Adams LLP.

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1). †

24.1	Power of Attorney (included in the signature pages to the Registration Statement).

†	To be filed by amendment.

*	Indicates a management contract or compensatory plan or arrangement.